Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: BIG3 HoldCo LLC

Commission File No.: 001-42142

Date: August 13, 2026

On August 13, 2026, USA Today published the following article regarding BIG3 HoldCo LLC, in connection with the previously disclosed Business Combination Agreement, dated as of June 12, 2026, by and among Graf Global Corp., BIG3 HoldCo LLC and Halfcourt Holdco, Inc., among other parties:

Inside Ice Cube’s BIG3 Boom: Playoffs, growth and big plans

Hip-Hop legend and movie star Ice Cube helped shape part of West Coast entertainment culture and has spent nearly a decade expanding the game of basketball.

Ice Cube, whose legal name is O'Shea Jackson Sr., serves as co-founder and CEO of the BIG3. The league has served as another option for players looking to continue their careers in a new format.

What's the BIG3?

The BIG3 hosts a fast-paced, 3-on-3 season of games that features, but is not limited to, players with NBA experience and Hall of Famers during the summer months. The league continues to push and will close out its ninth season with playoff action and a Celebrity Game this weekend.

"The difference between Year 1 and now in Year 9 is the respect that our athletes get," Ice Cube said. "A lot of people disrespected the BIG3 athletes because they thought they were retired. Maybe from the NBA, but not from basketball. The guys had honed their skills to ninja-like perfection and they deserve to have a stage to show that they still have the best basketball skills in the world, so giving them that platform was inspiring to me, but at the end of the day they were still getting disrespected and seen as too old to play, but for the most part that sentiment is gone now. They either know you can play at this level or not. It's called the BIG3, not the Little 3. You have to come with your big game or be embarrassed out there."

What the first year of the BIG3 was like

The league started with eight teams but was not tied to any specific home cities during its inaugural season in 2017. The league saw its first expansion to 12 teams in 2019 but switched back to an eight-team league with each team representing a city in 2025. Los Angeles, Miami and Chicago are among the cities represented this season.

Ice Cube indicated that the BIG3 isn't against the opportunity to expand the league again. "We want to expand," Ice Cube said. "Eight teams is not enough; we want to go back to 12 and then 16. And continue to bring basketball to places that still want to see it between June and September. We are always looking to expand. We sold four teams already and are in talks to sell a few more. That's been part of the plan."

"It's been a labor of love," Ice Cube said. "I wanted more basketball in the summer. I figure there are a lot of people out there just like me who wanted more basketball before football. I'm a basketball and football guy. I love baseball, but there are a lot of games."

How basketball players are extending their careers with the BIG3

The league has continued to provide an opportunity for basketball players, including some with NBA experience, to extend their playing career. "Cube is such an entrepreneur and a smart businessman," said Michael Cooper, a Naismith Basketball Hall of Famer and Miami 305 coach. "It's always nice to be around people like that. You learn from them and he's an ultimate fan. He loves basketball."

Cooper has been involved with the league since 2018 and used his basketball experience from his days as a member of the Los Angeles Lakers to serve as a head coach.

What notable names are coaching in the BIG3?

He is among a list of notable names serving as a coach in the league. Julius Erving, Gary Payton, Nancy Lieberman and Nick Young are also coaching. Cooper is looking to become the second coach to lead a team to back-to-back league championships, joining Stephen Jackson, who still serves as head coach of DMV Trilogy.

What makes BIG3 different?

Cooper admitted he was skeptical about what to think about the BIG3 initially but now loves how it has managed to set itself apart from other basketball leagues. "Cube treats the BIG3 like a rap concert," Cooper said. "And I love that because there's music playing all the time." The coach also cited in-game features such as "Bring the Fire" and the four-point shot.

The "Bring the Fire" rule allows each team, per half, the chance to contest a foul and put a player from each team in a one-possession 1-on-1 situation instead of shooting free throws or having the play reviewed. If the offensive player scores during the 1-on-1 matchup, their team will earn the points (which can vary between 2 to 4 points depending on the context of the original play being challenged). If the defender manages to get the stop, the call is overturned or removed in favor of the defensive team. "It adds a different element that the fans love," Cooper said.

The four-point shot also provides opportunity and allows for a team to never feel like they are completely out of a game. "In our league, there's been games where we are behind, and we have a player hit back-to-back four-point shots in a row," Cooper added. "That's 8 points right there. The players can get back in a matter of seconds."

When is BIG3 postseason?

The Dallas Power, the Chicago Triplets, Boston Ball Hogs and Miami 305 have all clinched a playoff berth. The league will begin its postseason on Friday, August 15, at the American Airlines Center in Dallas. The championship game will take place Saturday, August 22, at the Spectrum Center in Charlotte, North Carolina.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

An investor presentation, the Business Combination Agreement (“BCA”), dated as of June 12, 2026, by and among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), Halfcourt Holdco, Inc. (“Pubco”) and the other parties thereto, and related transaction documentation were filed with the SEC as exhibits to Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2026, and available on the SEC website at www.sec.gov.

In connection with the proposed business combination, the parties to the BCA (the “Parties”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that PubCo and BIG3 intend to file in connection with the proposed business combination (the “Registration Statement”), and after the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination.

This communication is not a substitute for the Registration Statement or any other document that may be filed by the Parties with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov.

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Participants in the Solicitation

The Parties and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement, which is expected be filed by PubCo and BIG3 with the SEC. Investors, shareholders and other interested persons are urged to read the Registration Statement and proxy statement/prospectus included therein and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed business combination. Investors, shareholders and other interested persons will be able to obtain free copies of the Registration Statement and proxy statement/prospectus and other documents containing important information about the Parties through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding the Parties, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by the Parties, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

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Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by the Parties to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against the Parties or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.

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